Filed by Bioventus Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Misonix, Inc.

Commission File No. 001-10986

This filing relates to the proposed acquisition of Misonix, Inc., a Delaware corporation (“Misonix”) by Bioventus Inc., a Delaware corporation (“Bioventus”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of July 28, 2021, by and among Misonix, Bioventus, Oyster Merger Sub I, Inc. and Oyster Merger Sub II, LLC.

Bioventus and Misonix Announce

Definitive Agreement for Bioventus to

Acquire Misonix

The Combination Further Differentiates Bioventus’ Product Portfolio and Accelerates Its Revenue Growth

•	Significantly Expands TAM and Adds Considerable Scale and Scope in Spine and Lower Extremity

•	Enhances Surgical Solutions Vertical by Adding Minimally Invasive Ultrasonic Technologies That Improve Clinical Outcomes

•	Deepens Restorative Therapies Vertical by Adding Regenerative Medicine Wound Products

•	Bioventus and Misonix Management to Host Joint Conference Call Today at 4:30 p.m. Eastern Time

DURHAM, NC and FARMINGDALE, NY – July 29, 2021 – Bioventus Inc. (Nasdaq: BVS) (“Bioventus”), a global leader in innovations for active healing, and Misonix, Inc. (Nasdaq: MSON) (“Misonix”), a provider of minimally invasive therapeutic ultrasonic technologies and regenerative medicine that enhance clinical outcomes, today announced that they have entered into a definitive agreement by which Bioventus will acquire Misonix in a cash-and-stock transaction.

Under the terms of the agreement, which has been unanimously approved by the boards of directors of both Bioventus and Misonix, Misonix stockholders will receive aggregate consideration that values Misonix at approximately $518 million on a fully diluted basis (based on Bioventus’ 7-day volume-weighted average stock price (VWAP) of $16.6284 per share) as of July 27, 2021. In the transaction, Misonix stockholders may elect to receive either (i) 1.6839 shares of Bioventus class A common stock or (ii) $28.00 in cash, without interest, for each share of Misonix common stock they hold, subject to proration based on an aggregate maximum cash amount payable by Bioventus equal to $10.50 per share of Misonix common stock outstanding shortly prior to the completion of the transaction. The aggregate share consideration represents 25% of the combined company on a fully diluted basis. The aggregate per-share value for Misonix represents a 25% premium to Misonix’s 30-day VWAP as of July 27, 2021. The transaction is subject to regulatory approvals, Bioventus stockholder approval, Misonix stockholder approval, and other customary closing conditions. It is expected to close in the fourth quarter of 2021.

Following the closing of the transaction, the combined company is expected to conduct business as Bioventus Inc. and will leverage the global strengths of both product brands as a pure-play regenerative medicine and orthopedics company. The merger of Bioventus and Misonix will create a medical technology company positioned with leading products and specialized salesforces serving a $15 billion total addressable market across the hospital, ambulatory surgical center, and office care settings. The highly complementary nature of the two businesses are expected to result in scale across a range of care settings, geographies, and therapeutic areas.

Ken Reali, Chief Executive Officer of Bioventus, stated, “We are excited to further establish Bioventus as a differentiated, growth-focused medical technology company with deep and broad capabilities across a range of care settings and specialties. We believe this acquisition will accelerate our growth opportunities, enhance our double-digit revenue growth, and provide a significant opportunity for long-term margin expansion. We believe the combination with Misonix will create significant value for our shareholders and enable us to better serve our customers with more comprehensive solutions and a broader portfolio. The new Bioventus will also unlock meaningful growth opportunities for the employees of both organizations.”

“We are thrilled to announce this agreement to combine with Bioventus and realize our next phase of commercial development,” commented Stavros Vizirgianakis, Chief Executive Officer of Misonix. “Bioventus shares Misonix’s commitment to improving patient outcomes, and we believe this combination will create value for our shareholders as the combined organization continues to drive innovation and increase physician demand.”

The combined entity is anticipated to benefit significantly from opportunities to build on its extensive capabilities and commercial reach, including:

•	Accelerating Misonix’s BoneScalpel and Nexus adoption through Bioventus’ extensive spine surgical solutions footprint;

•	Augmenting Bioventus’ leading lower extremity offerings and commercial footprint to accelerate growth in this call point;

•	Significantly expanding the direct wound salesforce that covers the entire customer continuum, including physicians’ offices, ambulatory surgical centers, wound clinics, and hospitals; and

•	Extending Misonix’s international access through Bioventus’ direct channels and infrastructure in the Netherlands, Canada, Germany, and the UK.

Financial Highlights

Bioventus expects the transaction to add nearly $80 million of calendar year 2021 revenue and provide an incremental 100 basis points to Bioventus’ long-term average annual revenue growth rate before factoring in any potential revenue synergies.

Bioventus also expects the combination to generate $20 million of annual pre-tax cost synergies by the end of the second full year following the completion of the transaction. Cost synergy opportunities include public company expenses, overlapping support and systems costs, and infrastructure expenses.

Bioventus anticipates that the transaction will be accretive to its adjusted EBITDA in the first full year after completion of the transaction and accretive to its adjusted EBITDA margins by the second full year after completion of the transaction.

Structure and Financing

The transaction has been be structured in a manner designed to be a tax-free reorganization for U.S. federal income tax purposes. The combined company will retain Bioventus’ headquarters in Durham, NC.

Bioventus expects to fund the cash portion of the acquisition with cash on hand and through a fully committed financing provided by Wells Fargo. Pro forma for the combination, Bioventus estimates its year-end 2021 net leverage ratio to be approximately 3.6x before factoring in the benefit of any synergies. Bioventus anticipates significant deleveraging in 2022 and beyond.

Governance

Stavros Vizirgianakis, Chief Executive Officer of Misonix and a member of its Board of Directors, and Patrick Beyer, a member of Misonix’s Board of Directors, will be added as members of the Bioventus Board of Directors at the closing of the transaction.

Approvals

The transaction is subject to regulatory approvals, Bioventus stockholder approval, Misonix stockholder approval, and other customary closing conditions. It is expected to close in the fourth quarter of 2021.

As a part of the transaction, certain Bioventus stockholders—Smith & Nephew, EW Healthcare Partners and Ampersand Capital, which in total represent a majority of the overall shareholder base—have evidenced their support by entering into agreements to vote in favor of the transaction.

Certain Misonix stockholders—Stavros Vizirgianakis, SV Health Investors, and 1315 Capital—have also evidenced their support by entering into agreements to vote in favor of the transaction.

Bioventus Second Quarter 2021 Revenue Results Update

This afternoon, Bioventus separately pre-announced preliminary revenue results for the second quarter of 2021. Full financial results for the second quarter will be released after the market closes on August 10, 2021, followed by Bioventus’ previously scheduled earnings call at 5:00pm ET that same day.

Misonix Fourth Quarter and Full Year Revenue Results for Fiscal 2021

This afternoon, Misonix separately pre-announced preliminary revenue results for the fourth quarter and full year of fiscal 2021. Full financial results for the fourth quarter and full year of fiscal 2021 will be released during Misonix’s earnings call on a date to be determined.

Advisors

Perella Weinberg Partners LP acted as lead financial advisor to Bioventus. Morgan Stanley acted as financial advisor to Bioventus. Latham & Watkins LLP provided legal counsel to Bioventus. J.P. Morgan Securities LLC served as exclusive financial advisor to Misonix. Jones Day served as legal advisor to Misonix.

Conference Call and Webcast

Bioventus and Misonix management will host a conference call today, July 29, 2021, beginning at 4:30 p.m. Eastern Time to discuss the transaction and Bioventus’ preliminary revenue results, followed by a question-and-answer session.

The conference call will be available to interested parties through a live audio webcast where it will be archived and accessible for approximately 12 months. The live dial-in number for the call is (844) 945-2085 (U.S.) or (442) 268-1266 (International). The participant passcode is 6280506.

If you do not have access to the Internet and want to listen to an audio replay of the conference call, dial (855) 859-2056 (U.S.) or (404) 537-3406 (International) and enter passcode 6280506. The audio replay will be available beginning at 7:30 p.m Eastern Time on July 29, 2021 until 7:30 p.m. Eastern Time on October 28, 2021.

About Bioventus

Bioventus delivers clinically proven, cost-effective products that help people heal quickly and safely. Its mission is to make a difference by helping patients resume and enjoy active lives. The Innovations for Active Healing from Bioventus include offerings for pain treatment & joint preservation, restorative therapies and bone graft substitutes. Built on a commitment to high quality standards, evidence-based medicine and strong ethical behavior, Bioventus is a trusted partner for physicians worldwide. For more information, visit www.bioventus.com, and follow the Company on LinkedIn and Twitter.

Bioventus and the Bioventus logo are registered trademarks of Bioventus LLC.

About Misonix

Misonix, Inc. (Nasdaq: MSON) is a provider of minimally invasive therapeutic ultrasonic medical devices and regenerative tissue products. Its surgical team markets and sells BoneScalpel and SonaStar, which facilitate precise bone sculpting and removal of soft and hard tumors and tissue, primarily in the areas of neurosurgery, orthopedic, plastic and maxillo-facial surgery. Misonix’ wound team markets and sells TheraSkin, Therion, TheraGenesis and SonicOne to debride, treat and heal chronic and traumatic wounds in inpatient, outpatient and physician office sites of service. At Misonix, Better Matters! That is why throughout Misonix’ history, Misonix has maintained its commitment to medical technology innovation and the development of products that radically improve outcomes for patients. Additional information is available on the Misonix’ web site at www.misonix.com.

Additional Information and Where to Find It

In connection with the proposed transaction, Bioventus and Misonix plan to file with the Securities and Exchange Commission (the “SEC”) and mail or otherwise provide to their respective stockholders a joint proxy statement/prospectus and other relevant documents in connection with the proposed transaction. Before making a voting decision, Bioventus’ and Misonix’s stockholders are urged to read the joint proxy statement/prospectus and any other documents filed by each of Bioventus and Misonix with the SEC in connection with the proposed transaction or incorporated by reference therein carefully and in their entirety when they become available because they will contain important information about Bioventus, Misonix and the proposed transactions. Investors and stockholders may obtain a free copy of these materials (when they are available) and other documents filed by Bioventus and Misonix with the SEC at the SEC’s website at www.sec.gov, at Bioventus’ website at www.bioventus.com, at Misonix’s website at www.misonix.com or by sending a written request to Bioventus at 4721 Emperor Boulevard, Suite 100 Durham, North Carolina 27703, Attention: Investor Relations or by telephone at (919) 474-6700. The documents filed by Misonix with the SEC may be obtained free of charge at Misonix’s website at www.misonix.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Misonix by requesting them by mail at Misonix, Inc., 1938 New Highway, Farmingdale, New York 11735, Attention: Investor Relations, or by telephone at (631) 694-9555.

Participants in the Solicitation

This document does not constitute a solicitation of a proxy, an offer to purchase or a solicitation of an offer to sell any securities. There will be no sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Bioventus and Misonix and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in soliciting proxies from their respective stockholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Bioventus’ and Misonix’s stockholders, respectively, in connection with the proposed transaction will be set forth in joint proxy statement/prospectus if and when it is filed with the SEC by Bioventus and Misonix. Security holders may obtain information regarding the names, affiliations and interests of Bioventus’ directors and officers in Bioventus’ Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 26, 2021. Security holders may obtain information regarding the names, affiliations and interests of Misonix’s directors and officers in Misonix’s Annual Report on Form 10-K for the fiscal year ended June 30, 2020, which was filed with the SEC on September 3, 2020 and its definitive proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on May 14, 2021. To the extent the holdings of Bioventus securities by Bioventus’ directors and executive officers or the holdings of Misonix’s securities by Misonix’s directors and executive officers have changed since the amounts set forth in Bioventus’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 or Misonix’s proxy statement for its 2021 annual meeting of stockholders, respectively, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding these individuals and any direct or indirect interests they may have in the proposed transaction will be set forth in the joint proxy statement/prospectus when and if it is filed with the SEC in connection with the proposed transaction, at Bioventus’ website at www.bioventus.com and at Misonix’s website at www.misonix.com.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the federal securities law that are subject to various risks and uncertainties that could cause our actual results to differ materially from those expressed or implied in such statements. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. Such factors include, but are not limited to: (i) Misonix or Bioventus may be unable to obtain stockholder approval as required for the acquisition; (ii) other conditions to the closing of the acquisition may not be satisfied; (iii) the acquisition may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement of the acquisition on the ability of Misonix or Bioventus to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Misonix or Bioventus does business, or on Misonix’ or Bioventus’ operating results and business generally; (v) Misonix’ or Bioventus’ respective businesses may suffer as a result of uncertainty surrounding the acquisition and disruption of management’s attention due to the acquisition; (vi) the outcome of any legal proceedings related to the acquisition; (vii) Misonix or Bioventus may be adversely affected by other economic, business, and/or competitive factors; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (ix) risks that the acquisition disrupts current plans and operations and the potential difficulties in employee retention as a result of the acquisition; (x) the risk that Misonix or Bioventus may be unable to obtain governmental and regulatory approvals required for the transaction, or that required governmental and regulatory approvals may delay the transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; and (xi) other risks to consummation of the acquisition, including the risk that the acquisition will not be consummated within the expected time period or at all. Additional factors that may affect the future results of Misonix and Bioventus are set forth in their respective filings with the SEC, including each of Misonix’s and Bioventus’ most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. The risks and uncertainties described above and in Misonix’s and Bioventus’ most recent periodic reports are not exclusive and further information concerning Misonix and Bioventus and their respective businesses, including factors that potentially could materially affect its business, financial condition or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements. Readers should also carefully review the risk factors described in other documents that Misonix and Bioventus file from time to time with the SEC. The forward-looking statements in this document speak only as of the date of this press release. Except as required by law, Misonix and Bioventus assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

Bioventus Media Contact:

Thomas Hill

919-474-6715

thomas.hill@bioventusglobal.com

Bioventus Investor Inquiries:

Mike Piccinino, CFA, IRC

Westwicke/ICR

investor.relations@bioventus.com

Misonix Contacts:

Joe Dwyer

Chief Financial Officer

Misonix, Inc.

631-927-9113

Norberto Aja, Jennifer Neuman

JCIR

212-835-8500 or mson@jcir.com

Additional Information

In connection with the proposed transaction, Bioventus and Misonix plan to file with the Securities and Exchange Commission (the “SEC”) and mail or otherwise provide to their respective stockholders a joint proxy statement/prospectus and other relevant documents in connection with the proposed transaction. Before making a voting decision, Bioventus’ and Misonix’s stockholders are urged to read the joint proxy statement/prospectus and any other documents filed by each of Bioventus and Misonix with the SEC in connection with the proposed transaction or incorporated by reference therein carefully and in their entirety when they become available because they will contain important information about Bioventus, Misonix and the proposed transactions. Investors and stockholders may obtain a free copy of these materials (when they are available) and other documents filed by Bioventus and Misonix with the SEC at the SEC’s website at www.sec.gov, at Bioventus’ website at www.bioventus.com, at Misonix’s website at www.misonix.com or by sending a written request to Bioventus at 4721 Emperor Boulevard, Suite 100 Durham, North Carolina 27703, Attention: Investor Relations or by telephone at (919) 474-6700. The documents filed by Misonix with the SEC may be obtained free of charge at Misonix’s website at www.misonix.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Misonix by requesting them by mail at Misonix, Inc., 1938 New Highway, Farmingdale, New York 11735, Attention: Investor Relations, or by telephone at (631) 694-9555.

Participants in the Solicitation

This document does not constitute a solicitation of proxy, an offer to purchase or a solicitation of an offer to sell any securities. There will be no sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Bioventus and Misonix and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in soliciting proxies from their respective stockholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Bioventus’ and Misonix’s stockholders, respectively, in connection with the proposed transaction will be set forth in joint proxy statement/prospectus if and when it is filed with the SEC by Bioventus and Misonix. Security holders may obtain information regarding the names, affiliations and interests of Bioventus’ directors and officers in Bioventus’ Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 26, 2021. Security holders may obtain information regarding the names, affiliations and interests of Misonix’s directors and officers in Misonix’s Annual Report on Form 10-K for the fiscal year ended June 30, 2020, which was filed with the SEC on September 3, 2020 and its definitive proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on May 14, 2021. To the extent the holdings of Bioventus securities by Bioventus’ directors and executive officers or the holdings of Misonix’s securities by Misonix’s directors and executive officers have changed since the amounts set forth in Bioventus’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 or Misonix’s proxy statement for its 2021 annual meeting of stockholders, respectively, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding these individuals and any direct or indirect interests they may have in the proposed transaction will be set forth in the joint proxy statement/prospectus when and if it is filed with the SEC in connection with the proposed transaction, at Bioventus’ website at www.bioventus.com and at Misonix’s website at www.misonix.com.

Forward-Looking Statements

Certain statements contained in this filing may be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the transaction and the ability to consummate the mergers. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties. Forward-looking statements speak only as of the date they are made, and Bioventus undertakes no obligation to update any of them publicly in light of new information or future events. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (1) Bioventus and Misonix may be unable to obtain their respective requisite stockholder approvals as required for the proposed transaction; (2) conditions to the closing of the transaction may not be satisfied; (3) the transaction may involve unexpected costs, liabilities or delays; (4) the respective businesses of Bioventus and Misonix may suffer as a result of uncertainty surrounding the transaction; (5) the outcome of any legal proceedings related to the transaction; (6) Bioventus and Misonix may be adversely affected by other economic, business, and/or competitive factors; (7) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (8) the effect of the announcement of the transaction on the ability of Bioventus or Misonix to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Bioventus or Misonix does business, or on Bioventus’ or Misonix’s operating results and business generally; and (9) other risks to consummation of the transaction, including the risk that the transaction will not be consummated within the expected time period or at all. Additional factors that may affect the future results of Bioventus and Misonix are set forth in their respective filings with the SEC, including each of Bioventus’ and Misonix’s most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov, specifically under the heading “Risk Factors.” The risks and uncertainties described above and in Bioventus’ most recent Quarterly Report on Form 10-Q and Misonix’s most recent Quarterly Report on Form 10-Q are not exclusive and further information concerning Bioventus and Misonix and their respective businesses, including factors that potentially could materially affect their respective businesses, financial condition or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements. Readers should also carefully review the risk factors described in other documents that Bioventus and Misonix file from time to time with the SEC. The forward-looking statements in these materials speak only as of the date of these materials. Except as required by law, Bioventus and Misonix assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.